Exhibit (a)(19)

To the
Shareholders of AIXTRON SE

Herzogenrath, 29.09.2016

Dear AIXTRON SE Shareholders,

As publicly announced, Grand Chip Investment GmbH (GCI) submitted a voluntary public takeover offer on the 29th of July 2016 to acquire all outstanding shares of AIXTRON SE (AIXTRON) (incl. American Depositary Shares). The offer submitted to you as an AIXTRON shareholder by GCI involves the exchange your shares for a cash payment of EUR 6.00 per AIXTRON share. The period of acceptance for tendering your shares expires on the 7th of October 2016.

The Executive Board and Supervisory Board of AIXTRON SE have carefully examined the takeover offer. On the 11th of August 2016, both boards published a joint reasoned opinion regarding the offer in which both boards recommend that AIXTRON’s shareholders accept the offer by GCI. The AIXTRON Works Councils also support the transaction.

In addition to evaluating this offer, the Executive Board and Supervisory Board very carefully assessed possible alternatives to this takeover.

One alternative could be to rely on a recovery of market demand for established products such as LED production tools and to continue the large investments into all future technologies currently under development. Due to reduced financial reserves available for financing the expenditures mentioned above, this scenario carries a high execution risk. Particularly the fact that AIXTRON is regularly confronted with market or customer driven delays in the commercialization process can in turn lead to further significant delays in generating the respective revenues.

Another scenario could be to considerably streamline the technology portfolio and the organizational structure in order to mitigate risks and reduce the cash drain. This would result in a “smaller AIXTRON” with a reduced product portfolio and smaller workforce. The lower risk would be offset by reduced growth potential.

In light of these potential alternatives and after a careful consideration of all interests, including yours and those of the company, the Executive Board and Supervisory Board have agreed to recommend that you accept the offer made by GCI.

We would very much appreciate it if you were to follow our recommendation for the benefit of the company and its employees. In order to come to a decision, please contact your bank or your bank advisor.

Yours sincerely,

Martin Goetzeler	Kim Schindelhauer
Chairman of the Executive Board	Chairman of the Supervisory Board

Telephone: +49 (6196) 8870 518		E-mail: proxy.solicitation@rsgmbh.com
Documents: http://www.grandchip-aixtron.com	or	http://www.aixtron.com/de/investoren

Additional information

This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. The takeover offer for the outstanding ordinary shares (including ordinary shares represented by American depositary shares) of AIXTRON SE commenced on 29 July 2016. The terms and conditions of the takeover offer have been published in, and the solicitation and offer to purchase ordinary shares (including ordinary shares represented by American depositary shares) are made only pursuant to, the offer document and related offer materials prepared by Grand Chip Investment GmbH and as approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”). AIXTRON SE has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the takeover offer on 11 August 2016; in addition, AIXTRON SE’s Management Board and Supervisory Board has published a statement pursuant to Sec. 27 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz, WpÜG). The offer document for the takeover offer (in German and in English) containing the detailed terms and conditions of, and other information relating to, the takeover offer, among other things, has been published on the internet at www.grandchip-aixtron.com.

Acceptance of the takeover offer by shareholders that are resident outside Germany and the United States may be subject to further legal requirements. With respect to the acceptance of the takeover offer outside Germany and the United States, no responsibility is assumed for the compliance with such legal requirements applicable in the respective jurisdiction.

The Tender Offer Statement (including the offer document, a related letter of transmittal and other related offer materials) and the Solicitation/Recommendation Statement, as they may be amended from time to time, as well as the Management and Supervisory Board’s statement pursuant to Sec. 27 WpÜG contain important information that should be read carefully before any decision is made with respect to the takeover offer because they, and not this document, govern the terms and conditions of the takeover offer. Those materials and other documents filed by Grand Chip Investment GmbH or AIXTRON SE with the SEC are or, in the case of the Management and Supervisory Board’s statement pursuant to Sec. 27 WpÜG, is at no charge on the SEC’s web site at www.sec.gov. In addition, Grand Chip Investment GmbH’s Tender Offer Statement and other documents it has filed with the SEC will be available at www.grandchip-aixtron.com.

In this document, unless the context otherwise requires, references to “AIXTRON”, “the AIXTRON Group”, the “Group” or “the Company” are to AIXTRON SE and its consolidated subsidiaries. References to “Management” are to the Executive Board of AIXTRON SE.